

September 26, 2011

Mr. James Miller
Chief Financial Officer
Barrett Business Services, Inc.
8100 NE Parkway Drive
Suite 200
Vancouver, WA 98662

>   **Re: Barrett Business Services, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed April 1, 2011**
>   **File No. 0-21886**

Dear Mr. Miller:

We have reviewed your response letter dated September 21, 2011 and your filings and have the following comments. As noted in our letter dated June 30, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Goodwill and intangible assets, page F-9

1. We note your response to comment one from our letter dated August 23, 2011. In order that we may better understand how your CODM reviews your operations as described in your response, please provide us with all reports that are provided to your CODM. Additionally, please provide us a management organizational chart, including a more detailed organizational chart depicting your branches.

Fair Value of Financial Instruments and Concentration of Credit Risk, page F-17

2. As set forth in comment three from our letter dated June 30, 2011 and reiterated in part in comment three of our letter dated August 23, 2011, please include the following in your proposed disclosure:

    For each class of security with fair value measurements using significant other observable inputs (Level 2)

    •   please include a description of the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach, or the cost approach, and the inputs used in determining the fair values of each class of assets or liabilities.

    •   if there has been a change in the valuation technique(s) (for example, changing from a market approach to an income approach or the use of an additional valuation technique), please disclose that change and the reason for making it.

    Please provide us your proposed disclosure.

    Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director